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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 1-31349 THOMSON REUTERS CORPORATION (Translation of registrant's name into English)	Commission File Number: 333-08354 THOMSON REUTERS PLC (Translation of registrant's name into English)

3 Times Square
New York, New York 10036, United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Thomson Reuters Corporation:

Form 20-F    ☐             Form 40-F     ☒

Thomson Reuters PLC:

Form 20-F    ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrants' outstanding registration statements.

As part of this Form 6-K, Thomson Reuters Corporation is voluntarily furnishing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 99.3-99.6 of this Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)
By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

THOMSON REUTERS PLC (Registrant)
By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

Date: August 13, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Management's Discussion and Analysis
99.2	Unaudited Consolidated Financial Statements
99.3	Certification of the Chief Executive Officer of Thomson Reuters Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certification of the Chief Financial Officer of Thomson Reuters Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Executive Officer of Thomson Reuters Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Financial Officer of Thomson Reuters Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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SIGNATURES
EXHIBIT INDEX